May 16, 2011

FILED VIA EDGAR

Mr. Mark Webb
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NBT Bancorp Inc.
File No. 000-14703
Form 10-K for the fiscal year ended December 31, 2010

Dear Mr. Webb:

Set forth below are the responses of NBT Bancorp Inc. (“NBT” or the “Company”) to the staff’s letter of comment, dated May 5, 2011, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2010.  For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the staff’s comment letter.

Form 10-K for the fiscal year ended December 31, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7.  Allowance for Loan and Lease Losses and Credit Quality of Loans and Leases, page 72

1.
We note your disclosure on pages 63 and 76 that loans are charged-off in total or in part when in the opinion of management the collection of principal appears unlikely. Please tell us, and revise future filings to describe in more detail, your policy for charging off uncollectible financing receivables by loan portfolio segment. Alternatively, if your accounting policy is the same for all portfolio segments, please consider revising future filings to state this fact. Refer to ASC 310-10-50-11B(b).

The Company respectfully acknowledges the Staff’s comment and will revise the disclosure as requested in future filings.

For loans in all portfolios, the principal amount is charged off in full or in part as soon as management determines, based on available facts, that the collection of principal in full is improbable. For commercial loans, management considers specific facts and circumstances relative to individual credits in making such a determination. For consumer and residential loan classes, management uses specific guidance and thresholds from the Federal Financial Institutions Examination Council’s Uniform Retail Credit Classification and Account Management Policy.

Securities and Exchange Commission
May 16, 2011

2.
As a related matter, we note that your non-accrual policy as disclosed on pages 63 and 75 appears to apply to all identified classes of financing receivables. Please revise your disclosure in future filings to ensure that your accounting policy disclosures (ASC 310-10-50-6(a), (b), (c) and (d)) are at the appropriate disaggregated level as stipulated by the guidance. If your accounting policy is the same for all classes of financing receivable, please consider revising future filings to state this fact.

The Company respectfully acknowledges the Staff’s comment and will revise the disclosure as requested in future filings to indicate that the policy is the same for all classes of financing receivable.

3.
We note your disclosure on page 77 that classified loans with outstanding balances of $500 thousand or more are evaluated for impairment through the Company’s quarterly review process. We also note your disclosure surrounding your internal loan grading system and the fact that only your small business loans appear to be graded on a classified/non-classified grading whereas all other commercial loans are graded into pass, special mention, substandard and doubtful categories. In order to provide explicit disclosure of your policy for determining which loans are individually assessed for impairment, please tell us, and revise future filings to address, how you evaluate all commercial loans for impairment. Refer to ASC 310-10-50-15(d).

All commercial loans that are graded substandard or below are considered classified loans. All classified loans with outstanding balances of $500 thousand or more are evaluated individually for impairment through the quarterly review process. The Company will revise the disclosure as requested in future filings.

4.
We note your disclosure on page 63 that impaired loans include commercial type loans where it is probable that the borrower will not repay the loans according to the original contractual terms of the loan agreement and all loans classified as troubled debt restructurings. Please provide us with, and in future filings revise your accounting policy in note 1 and your relevant disclosures in note 7 to the consolidated financial statements to include, a discussion of the factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreements. Refer to ASC 310-10-50-15(e).

The Company respectfully acknowledges the Staff’s comment and will revise the disclosure as requested in future filings.

In determining that we will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreements, we consider factors such as payment history and changes in the financial condition of individual borrowers, local economic conditions, historical loss experience and the conditions of the various markets in which the collateral may be liquidated.

5.	Please provide us with, and revise future filings to disclose, the information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period for which results of operations are presented.

The Company respectfully acknowledges the Staff’s comment and will revise the disclosure as requested in future filings.  Per the Staff’s request, the following table provides the additional information on impaired loans for the periods presented in the Form 10-K:

Securities and Exchange Commission
May 16, 2011

(In thousands)	2010	2009	2008
Average recorded investment on impaired loans	$16,339	$17,256	$14,438
Interest income recognized on impaired loans	644	558	360
Cash basis interest income recognized on impaired loans	644	558	360

6.
Please provide us with, and revise future filings to disclose, the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

The Company respectfully acknowledges the Staff’s comment and will revise the disclosure as requested in future filings.

All impaired loans are reviewed on a quarterly basis for changes in the measurement of impairment. For impaired loans measured using the present value of expected cash flow method, any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the consolidated statement of income as a component of the provision for credit losses.

7.
We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

The Company respectfully acknowledges the Staff’s comment and will provide comparative disclosure as requested in future filings.

Item 11.  Executive Compensation

Executive Incentive Compensation Plan, page 21 of Definitive Proxy Statement on Schedule 14A

8.
Please tell us, and revise future filings to disclose, the individual performance objectives established for each of the named executive officers, other than the CEO, in connection with the Executive Incentive Compensation Plan. Please also tell us, and revise future filings to disclose, what individual performance objectives were achieved and how achievement of those objectives affected the committee’s compensation decisions. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

The Named Executive Officers individual performance goals are aligned with the Company’s strategic focus areas.  For the 2010 performance year, the Compensation Committee set the following individual performance objectives for the Named Executive Officers (other than the Chief Executive Officer and Mr. Prentice, who was not employed by the Company at the time the Compensation Committee determined the eligible employees and therefore was not included in the Executive Incentive Compensation Plan (the “EICP”)):

Securities and Exchange Commission
May 16, 2011

•
Mr. Chewens, Senior Executive Vice President and Chief Financial Officer.  Mr. Chewens’s individual performance objectives were aligned with the Company’s strategic focus areas of optimization of cost structure, investment in human capital and transition of knowledge management.   Specifically, Mr. Chewens’ goals were to provide effective and efficient methods of analyzing our profitability across lines of business, which included overseeing the implementation of a profitability model and system for company wide use, to enhance his and the rest of his management team’s leadership effectiveness, and to transition the duties of Corporate Secretary to Mr. Prentice.

•
Mr. Levy, President of Commercial Banking. Mr. Levy’s individual performance objectives were aligned with the Company’s strategic focus areas of organic growth and enhancement of core deposit growth and investment in human capital.  Specifically, his goals were to increase demand deposit growth and loan production, enhance asset utilization by maintaining asset quality, and enhance his leadership effectiveness and develop high potential employees.

•
Mr. Raven, President of Retail Banking. Mr. Raven’s individual performance objectives were aligned with the Company’s strategic focus areas of organic growth and core deposit strategy and furthering our value proposition.  Specifically, Mr. Raven’s goals were to increase demand deposit growth, improve the customer experience as reflected  in our customer satisfaction surveys, meet or exceed all regulatory and compliance matters, including one specifically related to an indirect loan portfolio, and enhance asset utilization by maintaining asset quality in the Retail Lending loan portfolios.

At the completion of the 2010 performance year, Mr. Chewens had met or exceeded all of his individual performance goals and Messrs. Levy and Raven had met or exceeded all individual performance goals other than those related to asset quality.  This resulted in a corresponding reduction in the individual performance goal component of Messrs. Raven and Levy’s EICP award. The Compensation Committee considered such results together with the corporate component results in determining awards under the EICP as described on page 22 of the Definitive Proxy Statement.

The Company respectfully acknowledges the Staff’s comment and will revise the disclosure as requested in future filings.

Performance Based Equity Awards, page 24 of Definitive Proxy Statement on Schedule 14A

9.
Please tell us, and revise future filings to disclose, the performance goals established in connection with performance-based equity awards granted under the Omnibus Plan. Please also tell us, and revise future filings to disclose, which performance goals were achieved and how achievement of those goals affected the committee’s compensation decisions. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Securities and Exchange Commission
May 16, 2011

The Company respectfully acknowledges the Staff’s comment and will revise the disclosure as requested in future filings.

The performance goal for each participant in the 2010 fiscal year was based on diluted Earnings Per Share (“EPS”).  The guidelines established by the Committee for 2010 set the target EPS at $1.50 per share and provide that achievement of a threshold EPS equal to 90% of the target EPS would yield an award under the Omnibus Plan.  The maximum award under the Omnibus Plan would be achieved by reaching, or exceeding, 120% of target EPS.  The following table depicts the range of potential performance units awards to the NEOs under the Omnibus Plan for 2010 as a percentage of the base award proposed by the Compensation Committee at the beginning of the fiscal year, based upon level of attainment of the EPS goal:

Payout Level	% of EPS Target	Potential Payout
Level 1	90%	80%
Level 2	95%	90%
Level 3 (target)	100%	100%
Level 4	105%	120%
Level 5	110%	140%
Level 6	115%	160%
Level 7	120%	180%

The Company’s reported diluted EPS of $1.66 for 2010 was 110.67% of the target EPS.  Based on these results, and in accordance with the Omnibus Plan, the performance award was payable to each of the NEOs, except Mr. Prentice, at the payout level representing achievement of 110% of target EPS in 2010 (level 5 in the table above). Mr. Prentice was not employed by the Company at the time the Compensation Committee determined the eligible employees and therefore was not eligible to receive an award.
*           *           *

In connection with responding to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (607) 337-6520.  We thank you in advance for your attention to the above.

Securities and Exchange Commission
May 16, 2011

Sincerely,

/s/ Michael J. Chewens

Michael J. Chewens
Senior Executive Vice President and Chief
Financial Officer